Mail Stop 3561

March 30, 2007

Mr. Mark W. Oppegard
President and Chief Executive Officer
NBC Acquisition Corp.
4700 South 19th Street
Lincoln, Nebraska 68501-0529

>   **Re: NBC Acquisition Corp.**
>   **Form 10-K for Fiscal Year Ended March 31, 2006**
>   **Filed June 29, 2006**
>   **Form 10-Q for Fiscal Quarter Ended December 31, 2006**
>   **File No. 333-48225**

Dear Mr. Oppegard:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2006

Consolidated Financial Statements

Consolidated Statements of Operations, page 41

1.   Please separately state net sales and related costs and expenses from tangible products and other classes of revenues identified in paragraph 1(a) of Rule 5-03(b) of Regulation S-X that exceed 10 percent of total revenues. Each class which is not more than 10 percent of total revenues may be combined with other

classes of not more than 10 percent of total revenues. Please refer to Rule 5-03(b) of Regulation S-X. In addition, please tell us the amounts of net sales and revenues from services, computer software and hardware, software licenses and maintenance contracts for each period presented.

Note B. Summary of Significant Accounting Policies, page 45

Revenue Recognition, page 45

2.   Please revise to disclose and/or clarify the revenue recognition policies of your retail bookstore, wholesale textbook and complementary services divisions. With respect to revenues from product sales recognized at the time of shipment, please disclose why delivery has occurred. In your response, show us what the revisions to your disclosures will look like. In addition, please tell us in detail how you account for the revenues of your complementary services division and the basis in GAAP for your revenue recognition policies. Please specifically address revenues from services, computer software and hardware, software licenses and maintenance contracts.

Note O. Stock-Based Compensation, page 62

3.   We note from your disclosure in footnote 4 on page 76 that the estimated fair market value methodology used to value the restricted shares was based on the March 4, 2004 transaction, though on a discounted basis. Please explain your valuation methodology, including significant assumptions, to us in detail and why the valuation represents your best estimate of the market value of the stock on the date of issuance of the restricted shares. Please also tell us whether the valuation was a contemporaneous or retrospective valuation of the stock as of the issuance date performed by an unrelated valuation specialist using best practices identified the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In addition, please tell us how you are treating outstanding restricted stock in your earnings per share computations.

Note P. Segment Information, page 67

4.   Please tell us the operating segments that you have aggregated into your complementary services division and why the aggregation is consistent with the objective and basic principles of SFAS 131. Please specifically address why each of the segments have similar economic characteristics and share a majority of the aggregation criteria set forth in paragraph 17 of SFAS 131. Please refer to paragraph 19 of SFAS 131 and EITF 04-10. If the operating segments aggregated into the complementary service divisions do not have similar economic

characteristics and share a majority of the aggregation criteria please revise your segment disclosures as appropriate.

5. Please tell us whether EBITDA, the measure of segment profit or loss presented in conformity with SFAS 131, is adjusted to include amounts excluded from, or to exclude amounts included in, the measure reviewed by your chief operating decision maker in making decisions about resources to be allocated to segments and assessing segment performance. If so, you should revise your disclosure to present the measure of segment profit or loss that is reviewed by your chief operating decision maker. In addition, we note your disclosure that EBITDA is a non-GAAP measure useful in measuring liquidity and providing additional information for determining your ability to meet debt service requirements, the related disclosure on page 69 and the reconciliation to cash flows from operating activities as presented in your financial statements on page 70. Presentation of non-GAAP financial measures in financial statements is not permitted by Item 10(e) of Regulation S-K. Also, SFAS 131 does not require presentation of non-GAAP segment liquidity measures in segment information. Please tell us your basis for including these disclosures in your financial statements or revise as appropriate. Notwithstanding, you should continue to include the disclosures required by Item 10(e) of Regulation S-K in selected financial data and management's discussion and analysis of financial condition and results of operations when presenting EBITDA as non-GAAP financial and liquidity measures. Refer to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our web site at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Note S. Subsequent Events, page 71

6. Please provide us your significance tests under Rule 3-05 of Regulation S-X indicating whether separate financial statements and related pro forma financial information is required pursuant to Items 2.01 and 9.01 of Form 8-K.

Item 9A. Controls and Procedures, page 72

7. Item 308(c) of Regulation S-K requires disclosure of any change in your internal control over financial reporting that occurred during your last fiscal quarter (the fourth quarter in case of an annual report) that has materially affected, or is reasonably likely to affect, your internal control over financial reporting. Please revise to disclose any change in your internal control (or state that there were no changes in your internal control) over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting. Please note that the disclosure in your quarterly reports on Form 10-Q should be similarly revised. In addition, please confirm to us, if true, that there were no changes in your internal control

over financial reporting that occurred during the last fiscal quarter that have
materially affected or are reasonably likely to materially affect, your internal
control over financial reporting. Please provide a similar representation for each
of the quarters ended June 30, 2006, September 30, 2006 and December 31, 2006.

Exhibit 31.1 and 31.2

8.   Please revise to conform exactly to the certification set forth in Item 601(b)(31) of
Regulation S-K. In that regard, please replace "annual report" with "report" in
paragraphs 2, 3 and 4 of the certifications.

Form 10-Q for Fiscal Quarter Ended December 31, 2006

9.   Please address the comments above in future filings on Form 10-Q as applicable.

Financial Statements

Note 2. Stock-Based Compensation, page 6

10.   Please tell us whether or not the liabilities incurred under the restricted stock
awards are remeasured at the end of each reporting period, how you are
measuring the fair value of the restricted stock at each reporting date and the basis
for your determination of fair value. Refer to paragraph 38 of SFAS 123(R).

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please key your responses to our comments and provide
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sondra Snyder at (202) 551-3332, or in her absence, me at (202) 551-3344 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

William H. Thompson
Branch Chief